Exhibit 99.2

Cawley, Gillespie & Associates, Inc.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, BLDG 3, SUITE 200 AUSTIN, TEXAS 78730 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102 817-336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002 713-651-9944

April 1, 2025

Mr. Chris Hammack, Co-CEO
Mr. William Ulrich, Co-CEO
Presidio Holding Company, LLC
500 West 7th Street, Suite 803
Fort Worth, TX 76102

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue	Re: Evaluation Summary – YE24 SEC Pricing Presidio Investment Holdings, LLC Interests Total Proved Reserves Various Properties in Kansas, Oklahoma & Texas As of December 31, 2024

Ladies & Gentlemen:

As requested by Presidio Holding Company, LLC (“Company”), this report was prepared for the purpose of submitting our estimates of total proved reserves and forecasts of economics attributable to the Presidio Investment Holdings, LLC (“Pres-Inv”) ownership interests. We evaluated 100% of the Company reserves in the interest group noted above, which are made up of oil and gas properties located in Kansas, Oklahoma and Texas. This evaluation, effective December 31, 2024, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). This report has been prepared for use in filings with the SEC. In our opinion, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The results of this evaluation are presented in the accompanying tabulations, with a composite total proved summary presented below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Developed Shut-In	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	13,878.6	265.2	0.0	14,143.7	50.2	14,193.9
Natural Gas	- Mmcf	294,501.6	6,816.0	0.0	301,317.6	383.0	301,700.5
NGL	- Mbbl	26,637.2	474.3	0.0	27,111.5	0.0	27,111.5
MBOE	-MBBL	89,599.4	1,875.5	0.0	91,474.8	114.0	91,588.8
Revenue
Oil	- M$	1,025,069.8	19,584.5	0.0	1,044,654.2	3,705.9	1,048,360.2
Natural Gas	- M$	581,350.3	13,438.2	0.0	594,788.6	931.3	595,720.0
NGL	- M$	603,165.5	10,739.8	0.0	613,905.3	0.0	613,905.3
Severance Taxes	- M$	141,708.9	2,961.3	0.0	144,670.2	207.9	144,878.1
Ad Valorem Taxes	- M$	41,121.3	574.8	0.0	41,696.1	128.9	41,825.0
Future Production Costs	- M$	1,128,059.0	13,644.2	0.0	1,141,703.2	1,301.1	1,143,004.2
Future Development Costs	- M$	4,441.9	2,430.8	0.0	6,872.7	265.9	7,138.5
Abandonment Costs	-M$	141,185.0	0.0	0.0	141,185.0	0.0	141,185.0
Future Net Cash Flow	- M$	753,068.9	24,151.3	0.0	777,220.3	2,733.6	779,954.0
Discounted @ 10% (Present Worth)	- M$	481,175.1	10,018.4	0.0	491,193.4	1,807.8	493,001.1

Presidio Investment Holdings, LLC Interests

April 1, 2025

Future revenue was calculated prior to deducting state production taxes and ad valorem taxes; however, future net cash flow was calculated after deducting these taxes, future development costs, and future production costs, but before federal income taxes. Future net cash flow has been discounted at an annual rate of ten (10) percent, in accordance with SEC guidelines, to determine net present worth. Present worth indicates the time value of money and should not be construed as being fair market value.

The oil reserves include oil and condensate. Oil and natural gas liquid (“NGL”) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (“MCF”) at contract temperature and pressure base. Barrels of oil equivalent (“BOE”) is expressed as oil and NGL volumes in barrels plus gas volumes in Mcf divided by six (6) to convert to barrels. Our estimates include proved reserves only. Neither probable or possible reserves, nor interest in acreage beyond the location of proven reserves have been estimated.

Proved Developed reserves are the summation of the Proved Developed Producing and Proved Developed Non-Producing reserve estimates. Proved Developed reserves were estimated at 14,143.7 Mbbl oil, 301,317.6 MMcf gas and 27,111.5 Mbbl NGLs (or 91,474.8 MBOE). Of the Proved Developed reserves, 89,599.4 MBOE were attributed to producing zones in existing wells and 1,875.5 MBOE were attributed to zones in existing wells not producing.

Presentation

The report is divided into six (6) reserve category sections: Total Proved (“TP”), Proved Developed (“PD”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), Proved Developed Shut-In (“PDSI”), and Proved Undeveloped (“PUD”).

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for year end 2024 were $75.48/bbl and $2.130/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot market prices during 2024, and the base gas price is based upon Henry Hub spot market prices during 2024.

Presidio Investment Holdings, LLC Interests

April 1, 2025

Adjustments to oil and gas prices were provided by the Company based on the historical average and audited by us at a summary level. The differential calculations appear to be reasonable and appropriate for this evaluation and were accepted as furnished. Adjustments may include basis differentials, treating costs, transportation charges and/or crude quality and gravity corrections. Gas shrinkage factors were applied to each property against gross gas volumes to account for line losses and plant processing. NGL prices were applied to certain properties as provided at a percentage of WTI Cushing crude oil price. As provided by the Company, the liquids yield (NGL/Gas), residue gas BTU (heating value), and gas shrinkage were modeled using well-level historical averages and based on election type.

After these adjustments, the net realized prices over the life of the proved properties was estimated to be $73.86 per BBL for oil, $1.975 per MCF for gas and $22.64 per BBL for NGLs. All economic factors were held constant in accordance with SEC guidelines.

Expenses, Investments and Taxes

Lease operating expenses (Future Production Costs) and investments (Future Development Costs) were provided by the Company based on historical expenses and current contracts. These inputs were applied at the well level and audited by us at a detailed level. Our audit determined that the commercial parameters being applied were reasonable and appropriate, and in-line with historical averages. Therefore, no changes were made to cost parameters. Fixed and certain variable operating costs are shown in the attached tables as Operating Expense (column 22). Workover costs are shown in the attached tables as Workover Expense (column 25) to account for the recurring workover costs required on rod pump wells. Gas and/or liquids gathering, and transportation are shown in the attached tables as Other Deductions (column 27). 3rd Party COPAS (column 26) was included and represents overhead expenses incurred on certain non-operated properties. Compression costs were applied as provided by the Company, which includes a cost reduction in June 2025 based on the downsizing of compressors used for operated wells. Abandonment costs for all proved developed properties were scheduled independently for operated and non-operated properties and can be found in the PDP section as Investment (column 28). All expenses applied herein have been reviewed by CGA for accuracy and completeness and were applied as provided by the Company. Costs were not escalated in this report, in accordance with SEC guidelines.

Severance tax values were determined by applying normal state severance tax rates, with certain new wells receiving high-cost gas well tax incentives. Ad valorem tax rates were calculated by state, with effective ad valorem tax rates of 1.41%, 0.30%, and 2.91% of total revenues for Kansas, Oklahoma, and Texas, respectively. All severance and ad valorem taxes were applied as provided by the Company.

Certain PDP wells with expected non-recurring workovers planned have future development costs scheduled in 2025, as provided by the Company. These capital costs are shown in the attached tables as Investment (column 28). For undeveloped properties, future production costs were scheduled based on the average lease operating expenses of producing properties, as provided by the Company. High-cost gas well tax reductions were applied to undeveloped properties based on state guidelines. Future development cost information was provided by the Company based upon their recent drilling and completion (“D&C”) estimates. The D&C costs were applied based on lateral length and reservoir for all locations. Based on farmout agreements with partnering operators, the Company did not realize D&C costs associated with some undeveloped wells. The drill schedule applied herein was provided by the Company and appears to be reasonable and appropriate for this evaluation.

Presidio Investment Holdings, LLC Interests

April 1, 2025

Reserves Estimation Methods

We evaluated 3,762 PDP properties for this report, which included two (2) separate cases representing abandonment costs for operated and non-operated properties. For most operated properties, daily and monthly production data was provided by the Company through 12/31/2024. For most non-operated properties, monthly data was provided by the Company through 12/31/2024. Reserves for PDP wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance, type curves and analogy to similar production, all of which are considered to provide a relatively high degree of accuracy.

We evaluated 72 PDNP properties for this report, 57 of which are commercial. PDNP properties include tubing repairs, pump replacements, and other capitalized workover projects proposed on existing, non-producing wellbores. Future development costs and timing for these projects were applied as provided by the Company. 1,703 PDSI properties were included in this report and modeled at zero value. Abandonment costs for PDNP and PDSI properties have been included as described previously.

Undeveloped reserve estimates were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting undeveloped reserves for the Company’s properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. Regional type curves were developed based on area, reservoir, and geologic conditions with preference given to modern completions. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This report includes four (4) commercial PUD locations in Lipscomb County, Texas targeting the Cleveland reservoir. All PUD drills were assumed to be horizontal wells offsetting production from horizontal producers. The drill schedules were determined based on a non-operated rig rate provided by the Company. All PUDs are drilled and completed within five (5) years. Furthermore, the Company and their operating partners have demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five-year development plan can be fully executed.

Presidio Investment Holdings, LLC Interests

April 1, 2025

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information and economic factors such as liquid and gas prices, price differentials and expenses were furnished by the Company. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included as provided.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at CG&A and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties, Presidio Investment Holdings, LLC or Presidio Holding Company, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work papers and related data are available for inspection and review by authorized, interested parties. This report, issued April 1, 2025, supersedes any prior CGA report issued for Presidio Investment Holdings, LLC with an effective date of December 31, 2024, and utilizing SEC pricing.

Yours very truly,
/s/ W. Todd Brooker
W. Todd Brooker, P.E.
President
CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693